                                      LOGO






                                    CONTACT:    Eugene Melnyk
                                                Chairman of the Board
                                                Robert Podruzny
                                                President
                                                John Miszuk
                                                Vice President, Controller
                                                (416) 285-6000
                                                Web Page: www.biovail.com
                                                Investor Relations e-mail:
                                                   ir@biovail.com


FOR IMMEDIATE RELEASE:


          *BIOVAIL REPORTS RECORD 1999 SECOND QUARTER AND YEAR TO DATE
                               FINANCIAL RESULTS*

     TORONTO, Canada, July 28, 1999 - Biovail Corporation International (NYSE, TSE:BVF) today reported record second quarter and six month financial results for the period ended June 30, 1999.

     Revenue for the second quarter and first half of 1999 increased by 43% and 37% respectively to $36.2 million and $64.4 million, compared to second quarter 1998 revenue of $25.3 million and first half 1998 revenue of $47.1 million.

     Operating income for the quarter was $15.5 million and for the first half of 1999 was $27.1 million, representing increases of 53% and 46% respectively over the comparable periods of 1998.

     Net income of $12.1 million or $0.49 per share was achieved in the quarter, a 26% increase over the net income of $9.5 million or $0.36 per share earned in 1998. For the first half of 1999, net income of $20.4 million or $0.83 per share was achieved, a 17% increase over $17.4 million or $0.65 per share in the comparable period of 1998.





                                    - More -


                       BIOVAIL CORPORATION INTERNATIONAL

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1J9
                     TEL (416) 285-6000 FAX (416) 285-6499


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     Revenue and income improvements in both the second quarter and first half of 1999 are primarily attributable to increasing market penetration of Tiazac(R), Biovail's prescription drug used in the treatment of angina and hypertension, in the United States and Canada. In addition, the launch of a generic version of the angina/hypertension drug Verelan in the United States and the Canadian launches of Retavase, a fibrinolytic clot dissolving product, Brexidol, used for the relief of pain and Celexa, an anti-depressant have all contributed to the company's increasing revenue and income performance.

     Eugene Melnyk, Chairman of the Board commented, "We are very pleased to report that the strategic initiatives undertaken at Biovail historically are today generating continually improving financial results. Our pipeline of products is very strong and is expected to contribute significantly in the near future. In addition, completion of the recently announced merger agreement with Fuisz Technologies Ltd. will provide the combined operations with leading edge drug delivery technology platforms that can be applied to a wide array of important drugs. This acquisition provides Biovail greater leverage to take advantage of the many exciting opportunities available to the company."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.


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                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


                                                            JUNE 30,      DECEMBER 31,
                                                             1999             1998
                                                          -----------     ------------
                                                          (UNAUDITED)       (AUDITED)
          ASSETS
Current
  Cash and short-term deposits                            $    86,358     $   78,279
  Accounts receivable                                          36,521         42,768
  Inventories                                                  15,199         10,542
  Executive stock purchase plan loans                           3,025          2,924
  Deposits and prepaid expenses                                 3,264          3,357
                                                          -----------     ----------
                                                              144,367        137,870

LONG-TERM INVESTMENTS                                          10,055         10,055
CAPITAL ASSETS, net                                            25,464         23,677
OTHER ASSETS, net                                              29,072         28,317
                                                          -----------     ----------
                                                          $   208,958     $  199,919
                                                          ===========     ==========
          LIABILITIES
Current
  Accounts payable                                        $     7,300     $   12,244
  Accrued liabilities                                           5,561          4,129
  Income taxes payable                                          1,293          1,004
  Customer prepayments                                         16,126          4,516
  Current portion of long-term debt                               751            653
                                                          -----------     ----------
                                                               31,031         22,546

LONG-TERM DEBT                                                125,856        126,182
                                                          -----------     ----------
                                                              156,887        148,728
                                                          -----------     ----------
          SHAREHOLDERS' EQUITY
Share capital                                                  21,019         19,428
Warrants                                                        8,244          8,244
Retained earnings                                              22,059         24,748
Cumulative translation adjustment                                 749         (1,229)
                                                          -----------     ----------
                                                               52,071         51,191
                                                          -----------     ----------
                                                          $   208,958     $  199,919
                                                          ===========     ==========

                        BIOVAIL CORPORATION INTERNATIONAL
                        CONSOLIDATED STATEMENTS OF INCOME
                  (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE
                    EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                     THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                           JUNE 30,                                JUNE 30,
                                                   1999                1998                1999                 1998
                                               -----------         -----------         -----------          -----------
REVENUE
   Product Sales                               $    24,979         $    17,296         $    37,541          $    28,763
   Research and development                          8,635               4,109              15,352               11,953
   Royalty and licensing                             2,550               3,850              11,502                6,428
                                               -----------         -----------         -----------          -----------
                                                    36,164              25,255              64,395               47,144
                                               -----------         -----------         -----------          -----------

EXPENSES
   Cost of goods sold                                7,848               6,867              12,887               12,009
   Research and development                          6,459               4,103              11,783                8,132
   Selling, general and administrative               6,359               4,143              12,604                8,454
                                               -----------         -----------         -----------          -----------
                                                    20,666              15,113              37,274               28,595
                                               -----------         -----------         -----------          -----------

OPERATING INCOME                                    15,498              10,142              27,121               18,549
INTEREST EXPENSE                                    (2,657)                (89)             (5,449)                (157)
                                               -----------         -----------         -----------          -----------

INCOME BEFORE INCOME TAXES                          12,841              10,053              21,672               18,392
PROVISION FOR INCOME TAXES                             775                 510               1,308                1,001
                                               -----------         -----------         -----------          -----------
NET INCOME                                     $    12,066         $     9,543         $    20,364          $    17,391
                                               ===========         ===========         ===========          ===========

EARNINGS PER SHARE                             $      0.49         $      0.36         $      0.83          $      0.65
                                               -----------         -----------         -----------          -----------
WEIGHTED AVERAGE NUMBER
   OF COMMON SHARES
   OUTSTANDING                                  24,533,987          26,849,900          24,533,987           26,849,900
                                               -----------         -----------         -----------          -----------

                       BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASH FLOW
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                                       SIX MONTHS ENDED
                                                                            JUNE 30,
                                                                 1999                     1998
                                                              ----------               ----------
NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES

OPERATING
   Net income for the period                                  $   20,364               $   17,391
   Depreciation and amortization                                   3,154                    2,346
                                                              ----------               ----------
                                                                  23,518                   19,737
   Change in non-cash operating items                             10,771                    6,966
                                                              ----------               ----------
                                                                  34,289                   26,703
                                                              ----------               ----------
INVESTING
   Additions to capital assets, net                               (2,785)                  (2,235)
   Executive stock purchase plan loans                                31                      116
   Acquisition of product rights                                  (1,811)                       -
   Acquisition of royalty interest                                     -                  (15,000)
   Increase in other assets                                            -                     (170)
   Long-term investments                                               -                   (7,500)
                                                              ----------               ----------
                                                                  (4,565)                 (24,789)
                                                              ----------               ----------
FINANCING
   Acquisition of share capital                                  (23,550)                       -
   Issuance of share capital                                       2,088                    3,858
   Reduction in other long-term debt                                (300)                  (7,840)
   Increase in other long-term debt                                    -                   14,706
                                                              ----------               ----------
                                                                 (21,762)                  10,724
                                                              ----------               ----------
Effect of exchange rate changes on cash                              117                      (31)
                                                              ----------               ----------
INCREASE IN CASH                                                   8,079                   12,607
                                                              ----------               ----------
CASH AND SHORT-TERM
   DEPOSITS, BEGINNING OF PERIOD                                  78,279                    8,275
                                                              ----------               ----------
CASH AND SHORT-TERM
   DEPOSITS, END OF PERIOD                                    $   86,358               $   20,882
                                                              ==========               ==========
